Filed by Plains Exploration & Production Company

Pursuant to Rule 165 and Rule 425 of the Securities Act of 1933, as amended

Subject Company: Stone Energy Corporation

Commission File No: 001-12074

PXP
PXP
PXP Forward Looking Statements
Except for the historical information contained herein, the matters discussed in this presentation are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially.  These risks and uncertainties include, among other things, uncertainties inherent in the exploration for and development and production of oil & gas and in estimating reserves, unexpected difficulties in integrating
Stone Energy Corporation’s (Stone) operations into ours, unexpected future capital expenditures, general economic conditions, oil and gas price volatility, the success of our risk management activities, competition, regulatory changes and other factors discussed in PXP’s filings with the Securities and Exchange Commission.
PXP and Stone will file a joint proxy statement/prospectus and other documents with the SEC. Investors and security holders are urged to carefully read the joint proxy statement/prospectus when it becomes available, because it will contain important information regarding PXP, Stone and the acquisition.  A definitive joint proxy statement/prospectus will be sent to security holders of PXP and Stone seeking their approval of the acquisition.  Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PXP and Stone with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to PXP) may also be obtained for free from PXP by directing such request to: Plains Exploration & Production Company, 700 Milam, Suite 3100, Houston, TX 77002,
Attention: Joanna Pankey; telephone: (713) 579-6000; e-mail: jpankey@plainsxp.com. The proxy statement/prospectus and such other documents (relating to Stone) may also be obtained for free from Stone by directing such request to: Stone Energy
Corporation, 625 E. Kaliste Saloom Road, Lafayette, LA 70508,  Attention: Kenneth Beer; telephone: (337) 237-0410; e-mail:
CFO@stoneenergy.com.
PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the joint proxy statement/prospectus when it is filed.
Stone, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Stone’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the joint proxy statement/prospectus when it is filed.

PXP
PXP
Today’s Announcement
PXP entered into an agreement to acquire
Stone Energy in a tax-free stock-for-stock
transaction. The exchange ratio is 1.25 PXP
shares for each Stone share. PXP will assume
$483 million of debt net of cash on the balance
sheet at year-end 2005.
Terminated PXP’s 2007 and 2008 crude oil
collars. Eliminates all commodity price caps
on future PXP production.

PXP
PXP
Corporate Strategy
Accelerate PXP’s Per Share Growth
Increased Cash Flow  - Highly accretive from improved
realizations
Production Growth     - Gulf of Mexico
- Jonah/Pinedale
Reserve Potential     - Green River Basin
- Williston Basin Bakken
- Uinta Basin

4 PXP PXP 2007 Cash Margin Increase NYMEX Strip $46 $34 2007 w/Collars 2007 Pro Forma NYMEX Strip: Crude Oil - 2007: $73.43, Natural Gas - $10.28 /BOE /BOE 35%

5 PXP PXP Pro Forma Production * From Jan. 1, 2006 * BOEPD 0 65,000 130,000 2005 2006 2007 2008

PXP
PXP
500 MMBOE
proved reserves
(1)
12 - 14 yr R/P
80% Oil
reserves
70% - 75% Oil
production
Pro Forma Business Profile
_________________________
(1) 2005 year-end proved reserves.
385 MMBOE
74 MMBOE
41 MMBOE
Williston Basin
Wind River Basin
Powder River Basin
West Texas
Gulf of Mexico
Greater Green
River Basin
Uinta Basin
Offshore
California
San
Joaquin
Valley
San
Joaquin
Valley
L.A. Basin L.A. Basin

7 PXP PXP 2007 Pro Forma Capital Budget Regional Breakdown 30% 20% 50% $900 to $1,000 MM Gulf of Mexico Rockies/Texas California

PXP
PXP
Expanded Project Inventory
Rocky Mountains/Texas
45,000
net
developed acres
487,750
net
undeveloped
acres
550+
future well
locations
Williston Basin
Wind River Basin
Powder River Basin
West Texas
Greater Green
River Basin
Uinta Basin
Wyoming
North
Dakota
Utah

PXP
PXP
Expanded Project Inventory
Gulf of Mexico
175+ Gulf of Mexico
blocks covering 1,000,000
acres
3,600
blocks of 3-D
seismic coverage
Significant 2006 Discovery
Big Foot
Gulf of Mexico
Significant 2006 Drills
Caesar
Norman
Grand Cayman
Friesian

PXP
PXP
California
385 MMBOE
proved
reserves and 53,600
BOEPD production
350 MMBOE
resource potential
2,500+
future well
locations
Los Angeles Basin
Los Angeles Basin
San Joaquin Valley
San Joaquin Valley
Santa Maria Basin
Santa Maria Basin

11 PXP PXP Corporate Strategy Disciplined capital expenditure program Selective acquisitions Reduce debt Repurchase stock Accelerate PXP’s Per Share Growth

PXP
PXP
Pro Forma EOY 2006 Credit Statistics
10.0 – 11.0x EBITDAX/Interest
1.50 – 1.20x Debt/EBITDAX
$5.00 – 6.00 Debt/Proved Developed
$3.50 – 4.00 Debt/Proved Reserves
40% – 50% Debt to Equity
$1.5 – 1.9 Billion Total Debt

PXP
PXP
Transaction Expectations
Significant cash flow per share accretion
2007/2008 oil price realization increase with 100%
commodity price exposure with downside
protection at $55 WTI in 2006, 2007 and 2008
Stronger balance sheet and significant increase
in potential free cash flow per share in 2007 and
2008
Diversified near-term opportunities to
complement long-lead time growth projects